Cara Therapeutics, Inc.

400 Atlantic Street

Suite 500

Stamford, CT 06901

February 14, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Cara Therapeutics, Inc.

Registration Statement on Form S-4 File No. 333-283900

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Cara Therapeutics, Inc. (the “Company”) hereby requests acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-283900), as amended (the “Registration Statement”), so that it may become effective at 5:00 p.m., Washington, D.C. time, on February 14, 2025, or as soon as possible thereafter.

The Company hereby authorizes Daniel A. Bagliebter, Esq. and Jeffrey P. Schultz, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. to orally modify or withdraw this request for acceleration.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Mr. Bagliebter at (212) 692-6856 and that such effectiveness also be confirmed in writing. Any questions regarding this request may be addressed to Mr. Bagliebter.

Very truly yours,

CARA THERAPEUTICS, INC.

/s/ Christopher Posner
Christopher Posner
President and Chief Executive Officer

cc:	Cara Therapeutics, Inc.

Scott Terrillion, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Daniel A. Bagliebter, Esq.

Jeffrey P. Schultz, Esq

Tvardi Therapeutics, Inc.

Imran Alibhai

Cooley LLP

Rama Padmanabhan, Esq.

Carlos Ramirez, Esq.